Exhibit (a)(18)

FILED IN OFFICE CLERK SUPERIOR COURT GWINNETT COUNTY, GA 2012 APR-3 PM 2:57 RICHARD ALEXANDER, CLERK

IN THE SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

JOE CUNNINGHAM, on Behalf of Himself and All Others Similarly Situated,	: :	Civil Action No.:
Plaintiff,	: :	CLASS ACTION

v.

COMVERGE, INC., R. BLAKE YOUNG,

ALEC G. DREYER, NORA MEAD

BROWNELL, JOSEPH M. O’DONNELL, A.

LAURENCE JONES, JOHN T.

MCCARTER, JOHN S. REGO, RUDOLF J.

HOEFLING, DAVID R. KUZMA, JAMES J.

MOORE, H.I.G. CAPITAL, LLC, PEAK

HOLDING CORP., and PEAK MERGER

CORP.,

Defendants.

	: : : : : : : : : : : : : : :	12A-02929-2

VERIFIED SHAREHOLDER COMPLAINT BASED UPON SELF-DEALING

AND BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of holders of common stock of Comverge, Inc. (“Comverge” or the “Company”) against Comverge, the members of Comverge’s Board of Directors (the “Board”), H.I.G. Capital, LLC (“HIG”), Peak Holding Corp. (“Peak”), Peak Merger Corp. (“Merger Sub” and, collectively with Peak and HIG, the “HIG Entities”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to the HIG Entities (the “Proposed Acquisition”).

2. Comverge is the leader in intelligent energy management (“IEM”) solutions for residential, commercial, and industrial customers. IEM solutions include advanced software, hardware, and services that allow the Company’s customers to optimize energy management and consumption by providing them the insight and control needed to make informed energy usage decisions. The Company’s products and services are in widespread use across the United States, with over 3,700 megawatts of power under management, more than 500 utility customers, solutions in place at more than 2,100 commercial sites, and five million devices installed in residences.

3. The Company’s most recent financial results, announced on March 15, 2012, reflect the improving strength, efficiency, and positive outlook for its business. For the 2011 fiscal year, Comverge reported a 14% growth in revenues and the removal of $4.1 million in expenses from the business. In the fourth quarter of 2011, Comverge earned $4.9 million in net income, compared to a $9.4 million loss in the same quarter in 2010. Reflecting on the Company’s future prospects and strong results, defendant R. Blake Young (“Young”), President and Chief Executive Officer (“CEO”) of Comverge, commented that “the [C]ompany is well-positioned for growth and continued success in the energy management space.”

4. Despite the stellar results described by defendant Young as “the strongest operational and financial performance in the [C]ompany’s history,” recent times have been trying for Comverge, leading to a temporary depression in its stock price. Since the fall of 2010, when the Company began exploring financing opportunities and strategic alternatives, Comverge’s stock price had fallen by more than three quarters. But, as evidenced by the Company’s stellar earnings announced on March 15, 2012, the tide had begun to turn.

5. Nonetheless, on March 26, 2012, Comverge announced the Proposed Acquisition. Under the terms of the Proposed Acquisition, the HIG Entities will make a cash tender offer to purchase all of the outstanding shares of Comverge common stock for $1.75 per share (the “Tender Offer”) for a total value of approximately $49 million. Investors and analysts immediately lashed out in response to the announcement and $1.75 per share offer, which is 7% below the Company’s closing stock price on the previous trading day, and over 25% less than the target price given by analysts polled by Bloomberg. Analysts at Wedbush Securities, for example, called the offer a “disappointing valuation,” while Raging Capital Management, LLC, owner of nearly 12% of the Company’s shares, said it is “extremely disappointed with the price, terms and structure of [the] [P]roposed [A]cquisition and the actions taken by the [Board] in furtherance thereof.”

6. Anticipating this fury, and to advance its goal of securing the Proposed Acquisition, the Board further breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company entered into on March 26, 2012 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) a termination fee and expense payment by the Company to the HIG Entities of up to $3.4 million if Comverge accepts a competing bid; (ii) matching rights in the event a higher bid is made; and (iii) a Top-Up Option giving the HIG Entities the ability to purchase from the Company the number of additional shares needed to effect a short form merger. Moreover, in connection with the Merger Agreement, the Company entered into an agreement to issue the HIG Entities $12 million in convertible notes (the “Note Purchase Agreement”). Conversion of the notes would result in an immediate profit of $3 million or more for the HIG Entities, and thus the Note Purchase Agreement acts as an additional de facto termination fee.

7. As part of the Proposed Acquisition, defendants agreed to a go-shop period of thirty days, plus an additional ten days if the Company has received an acquisition proposal. This short period of times makes it unlikely that Comverge will be able to effectively shop for a superior deal.

Further, given the HIG Entities’ right to match any superior bids, along with the effective termination fee of $6.4 million or more that would ultimately be borne by a competing bidder, the likelihood of superior rival bids emerging is remote. As such, the deal protection provisions reflect an attempt by the Board to lock up the Proposed Acquisition at a price that grossly undervalues the Company.

8. Because the Individual Defendants (as defined herein) dominate and control the business and corporate affairs of Comverge, there exists an imbalance and disparity of economic power between them and the public shareholders of the Company. Therefore, it is inherently unfair for defendants to execute and pursue any proposed acquisition agreement pursuant to which they will reap disproportionate benefits to the exclusion of the Company’s shareholders, and without obtaining maximum shareholder value. For example, if the Proposed Acquisition is completed, the current Comverge management team will retain their lucrative and prestigious positions at the go- forward company. Defendant Young, for example, received compensation totaling over $4.3 million in the most recently reported fiscal year–greater than 8% of the equity value of the Proposed Acquisition.

9. To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Comverge shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any terms thereof.

JURISDICTION AND VENUE

10. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this county, or is an individual who has sufficient minimum contacts with Georgia so as to render the exercise of jurisdiction by the Georgia courts permissible under traditional notions of fair play and substantial justice.

11. Venue is proper in this court because one or more of the defendants either resides in or maintains executive offices in this county, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and. aiding and abetting and conspiracy in violation of fiduciary duties owed to Comverge occurred in this county, and defendants have received substantial compensation in this county by doing business here and engaging in numerous activities that had an effect in this county.

PARTIES

12. Plaintiff Joe Cunningham is a shareholder of Comverge and has been at all relevant times.

13. Defendant Comverge is the leading provider of IEM solutions for commercial, industrial, and residential customers. The Company’s IEM solutions are in widespread use across the nation, with 3,732 total megawatts of power under management, more than 500 utility customers, solutions in place at more than 2,100 commercial sites, and five million devices installed in residences. Upon completion of the Proposed Acquisition, Comverge will become a wholly-owned subsidiary of Peak. Comverge is a Delaware corporation with principal executive offices located at 5390 Triangle Parkway, Suite 300, Norcross, Georgia.

14. Defendant Young is Comverge’s President and CEO and has been since February 2010 and a director and has been since August 2006. Upon completion of the Proposed Acquisition, Young is expected to remain as an officer of the go forward company.

15. Defendant Alec G. Dreyer is Comverge’s Chairman of the Board and has been since June 2009; Lead Director and has been since September 2008; and a director and has been since January 2008.

16. Defendant Nora Mead Brownell is a Comverge director and has been since December 2006.

17. Defendant Joseph M. O’Donnell is a Comverge director and has been since October 2009.

18. Defendant A. Laurence Jones is a Comverge director and has been since October 2009.

19. Defendant John T. McCarter is a Comverge director and has been since October 2010.

20. Defendant John S. Rego is a Comverge director and has been since October 2010.

21. Defendant Rudolf J. Hoefling is a Comverge director and has been since February 2012.

22. Defendant David R. Kuzma is a Comverge director and has been since February 2012.

23. Defendant James J. Moore is a Comverge director and has been since February 2012.

24. Defendant HIG is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. HIG specializes in providing capital to small and medium-sized companies with attractive growth potential. HIG also invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. HIG is a Delaware limited liability company with principal executive offices located at 1450 Brickell Avenue, 31st Floor, Miami, Florida.

25. Defendant Peak is a Delaware corporation and an affiliate of HIG that was formed for the specific purpose of effecting transactions related to the Proposed Acquisition. Upon completion of the Proposed Acquisition, Peak will become the parent of Comverge.

26. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Peak that was formed for the specific purpose of effecting transactions related to the Proposed Acquisition. In connection with the Proposed Acquisition, Merger Sub will commence a cash tender offer to acquire all of the shares of Comverge’s common stock. Upon completion of the Proposed Acquisition, Merger Sub will merge with and into Comverge and will cease its separate corporate existence.

27. The defendants named above in 14-23 are sometimes collectively referred to herein as the “Individual Defendants.”

H.I.G. Capital. Our Board of Directors is pleased with the outcome of this review process and believes that the transaction with H.I.G. Capital is in the best interests of our stockholders.”

“We are excited to have reached this agreement that will best position Comverge for long-term success, while at the same time providing a return to shareholders and an immediate cash infusion to the Company,” said Brian Schwartz, Executive Managing Director, H.I.G. Capital. “We have been impressed with the level of innovation, solutions, customer base, and the market outlook for demand response. Under H.I.G. Capital’s ownership, Comverge will have the necessary capital to focus its efforts on enhancing and broadening its solutions portfolio, which will ultimately enhance the Company’s long-term growth prospects. We look forward to finalizing this transaction and working closely with the Company over the coming months to promote Comverge’s continued success.”

33. On March 26, 2012, the Company also filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price. The Merger Agreement also reveals that the Individual Defendants agreed to numerous deal protection devices designed to preclude any competing bids for Comverge.

34. Though the Merger Agreement has a go-shop provision that allows the Company to negotiate with other bidders, the thirty day go-shop period with the possibility of an additional ten days is simply too short to effectively shop for a better deal. Further, this provision is actually illusory when considered among the other preclusive terms in the Merger Agreement. For one, to discourage superior offers for Comverge, the HIG Entities are entitled to a matching rights period of three business days under the Merger Agreement. Specifically, section 7.5(f) of the Merger Agreement provides that Comverge may only accept a competing proposal if, among other things:

(iii) the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least three (3) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to this Section 7.5(f), which notice shall specify the basis for

Proposed Acquisition’s total value, and equates to approximately $0.12 per Comverge share that would be paid to the HIG Entities rather than the Company’s shareholders in the case that any competing bidder does emerge. This provision all but ensures that no competing offer will be forthcoming.

37. Further, in connection with entering into the Merger Agreement, the Company also entered into the Note Purchase Agreement with the HIG Entities and their affiliates. Under the Note Purchase Agreement, Comverge issued $12 million in convertible notes to the HIG Entities and their affiliates with terms summarized in the Company’s March 26, 2012 Form 8-K as follows:

Pursuant to the Note Purchase Agreement, the Company borrowed $12 million, which amount was funded on March 26, 2012. The notes issued pursuant to the Note Purchase Agreement bear interest at a rate of 15% per annum, which rate increases 0.5% per year on the anniversary of the effective date of the agreement, which is March 26, 2012. The amounts outstanding pursuant to the Note Purchase Agreement are secured by substantially all of the assets of Comverge and its subsidiaries. Additionally, the indebtedness under the Note Purchase Agreement is convertible under certain circumstances into shares of common or preferred stock of the Company. The Note Purchase Agreement also contains certain covenants of the Company that must be maintained during the time that the indebtedness under the Note Purchase Agreement is outstanding, including certain financial covenants.

38. The Note Purchase Agreement specifies that the notes are convertible to Comverge common stock at a price of $1.40 per share. As a result, based on the offer price of $1.75 per share, conversion of the notes would result in $3 million in immediate profits for the HIG Entities, and likely much more if a superior bid were to emerge. The Note Purchase Agreement, however, will have the effect of making a competing bid much less likely, as it operates as a de facto termination fee of at least an additional $3 million. In fact, the combined effect of the Note Purchase Agreement and the termination fee will be a $6.4 million penalty, or an additional $0.23 per Comverge share that will go to the HIG Entities instead of Comverge shareholders.

39. These egregious deal protection devices have not been overlooked by the Company’s shareholders. Raging Capital Management, LLC, a large shareholder with a 12% stake in Comverge, voiced its extreme disappointment in a March 28, 2012 open letter, wherein it questioned whether the Board has complied with its fiduciary obligations. The letter stated, in pertinent part:

Even more troubling, H.I.G. could potentially reap payments worth up to 14% or more of the deal value in the event the deal is terminated, including up to $1.9 million in break-up fees, up to $1.5 million in expense reimbursements, and up to $3 million or more of profits upon conversion of its new convertible note to common shares (we view this bridge loan as essentially a second break-up fee designed to have a chilling effect on the ability of a third-party to submit a competing bid). Further, Comverge has only a short period of time, just 40 days, to “go shop” for a superior deal, even as H.I.G. retains a right of first refusal to match any superior offer. In short, we believe this deal is a lemon and we seriously question whether the Board has met its fiduciary obligations to shareholders.

40. Finally, Section 2.3 of the Merger Agreement provides the HIG Entities with the Top- Up Option. The Top-Up Option gives the HIG Entities the ability to purchase from the Company the number of shares of Comverge stock that, when added to the amount the HIG Entities already owns via the Tender Offer, will equal at least one share more than 90% of the Company’s total outstanding stock. Should the number of shares tendered in the Tender Offer meet a minimum threshold, this Top-Up Option ensures that the HIG Entities will acquire the requisite 90% of shares outstanding to effect a short form merger.

41. These onerous and preclusive deal protection devices operate in conjunction to discourage competing offers from emerging for the Company, ensuring that the unfair transaction is consummated so that the Individual Defendants can secure their own personal benefits under the Proposed Acquisition. Accordingly, the Individual Defendants’ efforts to put their own personal interests before that of the Company’s shareholders have resulted in a proposed transaction presented to Comverge shareholders at an untenable and inadequate offer price.

THE PROPOSED ACQUISITION UNDERVALUES COMVERGE

42. The Proposed Acquisition significantly undervalues the Company and its future prospects. Comverge, after a decline of more than three quarters in its stock price since the fall of 2010, has just started realizing the financial performance and growth prospects that will enable its stock price to emerge from its temporary depression. Nonetheless, the Individual Defendants have agreed to sell the Company for the unfair price of $1.75 per Comverge share.

43. Instead, following this decline in Comverge’s stock price, the Company’s fortunes have begun to improve. Comverge implemented hardline cost-cutting measures to streamline operations, which have saved the Company $4.1 million. Also, at the end of 2011, the Company won its first international contract with Eskom, the largest electricity provider in Africa. Incorporating the Eskom contract win, Comverge reported strong multi-year backlog of $539 million, including an increase in the backlog expected to come to fruition in the next year to $143 million.

44. Comverge’s fourth quarter and full year 2011 results reported on March 15, 2012, referred to by defendant Young as “the strongest operational and financial performance in the [C]ompany’s history,” were nothing short of stellar. For the full year, the Company achieved a 14% increase in revenues from $119.4 million to $136.4 million, added more that 800 new megawatts under management, and increased the adoption of its newest enterprise software platform to twenty- two utilities. Further, in the Company’s March 15, 2012 press release, defendant Young touted Comverge’s growth prospects:

We had a strong finish to 2011, highlighted by our first international win with Eskom, the largest utility in Africa, continued adoption of our IntelliSOURCE platform, and growth across both our residential and commercial and industrial businesses.… With our recent new client wins, strong backlog, and improved cost structure, we believe that upon resolution of our capital needs, the company is well- positioned for growth and continued success in the energy management space.

45. The Company’s dramatic turnaround, coupled with its strong growth opportunities, have buoyed Comverge’s stock price following a prolonged decline. On March 23, 2012, the day before the Proposed Acquisition was announced, Comverge stock closed at $1.88, over 7% above the $1.75 offer price. Despite the Company’s strong recent performance and growth prospects, the Board has decided to sell Comverge now for grossly inadequate consideration.

46. The Board’s agreement to sell the Company for inadequate consideration evoked a strong and swift response from Raging Capital Management, LLC, which owns nearly 12% of Comverge’s shares and is one of the Company’s largest stockholders. In an open letter to the Board dated March 28, 2012, Raging Capital Management, LLC stated that it was “extremely disappointed” with “a grossly inadequate equity valuation” for the Company. The letter stated, in pertinent part:

As you are aware, on March 26, 2012 Comverge announced that it had reached an agreement to be acquired by H.I.G. Capital, LLC (“H.I.G.”) for a price of $1.75 per share. To put it simply, we are extremely disappointed with the price, terms and structure of this proposed acquisition and the actions taken by the Board of Directors (the “Board”) in furtherance thereof.

The proposed acquisition values Comverge at less than $50 million which, in our view, is a grossly inadequate equity valuation for a company with a $500 million multi-year backlog, more than 500 utility and commercial clients, and a leading edge technology platform. By our calculations, the offer price also represents a significant discount to the valuation of the Company’s primary publicly traded peer, EnerNOC, Inc. (Nasdaq: ENOC).

* * *

In a letter to Chairman Alec Dreyer and CEO Blake Young dated March 15, 2012, we argued that existing shareholders should have the opportunity to participate pro-rata in any financing. We further expressed our willingness to participate in a rights offering and stated that we would even consider backstopping a larger rights offering or bridging the Company to the completion of such an offering. We believe it is more than likely that other shareholders would have similarly stepped up to refinance the Company rather than see it sold for a song to an opportunistic offeror. One must wonder what “package” Comverge’s management will receive from H.I.G. to remain with the Company.

While we have not yet decided on next steps, we believe Comverge remains an undervalued asset. We believe the Board, in the exercise of its fiduciary duties, should immediately withdraw its recommendation for H.I.G.’s proposal. We remain open to participating in an alternative transaction if we do not see a materially higher price for our shares.

47. Equity analysts agree that the $1.75 per share offer undervalues the Company and would shortchange its shareholders. Prior to the announcement of the Proposed Acquisition, numerous analysts had maintained higher target prices for Comverge, with an average of $2.35 per share according to analysts polled by Bloomberg. Indeed, in response to the Proposed Acquisition announcement, analyst Ben Schuman with Pacific Crest Securities commented that the offer price is “lower than would have been expected, so I don’t think shareholders will be pleased.”

48. In sum, as seen above, the consideration offered in the Proposed Acquisition does not reflect the true inherent value of the Company that was known only to defendants, as directors and/or officers of Comverge, at the time the Proposed Acquisition was announced.

SELF-DEALING

49. Because the Individual Defendants dominate and control the business and corporate affairs of Comverge and have access to material, non-public information concerning the Company’s condition and business prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Comverge. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best reasonable shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration reasonably available for the Comverge shareholders who they are duty-bound to serve, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

50. Following consummation of the Proposed Acquisition, defendant Young is expected to retain his prestigious and lucrative position with Comverge, enabling him to continue to earn substantial compensation and benefit from the Company’s expected growth, whereas members of the Class will have no such opportunity. For example, in fiscal year 2010, the most recent period for which the Company reported compensation figures, Young was paid a total of nearly $4.3 million. Further, though final compensation figures for 2011 have not been reported, Young’s base salary for the year was increased to $480,000.

51. Additionally, under section 4.5(a) of the Merger Agreement, all Company stock options and restricted shares held by the Individual Defendants will immediately vest and be cashed out upon closing of the Proposed Acquisition. This provision will generate an immediate cash windfall for the Individual Defendants.

52. The proposed sale is wrongful, unfair, and harmful to public shareholders of Comverge, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of Comverge on terms that do not adequately value the Company. Accordingly, the Proposed Acquisition will benefit defendants and the HIG Entities at the expense of Comverge shareholders.

53. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with the HIG Entities, they are failing to implement a process to obtain the maximum price for Comverge shareholders.

54. As a result of defendants’ conduct, public stockholders of Comverge have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The proposed consideration does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as officers and directors of Comverge, the Company, and the HIG Entities at the time the Proposed Acquisition was announced.

55. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of Comverge and allow the shares to trade freely–without impediments including the termination fee, Note Purchase Agreement, matching rights, and Top-Up Option;

•	Act independently so that the interests of Comverge’s public stockholders will be protected;

•

Adequately ensure that no conflicts of interest exist between their own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Comverge’s public stockholders; and

•	Solicit competing bids to the HIG Entities’ offer without the impediments listed above to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

56. Plaintiff brings this action individually and as a class action behalf of all holders of Comverge stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

57. This action is properly maintainable as a class action.

58. The Class is so numerous that joinder of all members is impracticable. According to Comverge’s SEC filings, there are more than 27.5 million shares of Comverge common stock outstanding.

59. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d) whether Comverge aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e) whether the HIG Entities aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

60. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

61. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

62. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

63. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

64. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

65. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

66. The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Comverge and have acted to put their personal interests ahead of the interests of Comverge’s shareholders.

67. By the acts, transactions, and course of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Comverge.

68. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Comverge because, among other reasons:

(a) they failed to take steps to maximize the value of Comverge to its public shareholders;

(b) they failed to properly value Comverge and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

69. Because the Individual Defendants dominate and control the business and corporate affairs of Comverge, and are in possession of, or have access to, private corporate information concerning Comverge’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Comverge which makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

70. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

71. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Comverge’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

72. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

73. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Comverge’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

74. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Comverge

75. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

76. Defendant Comverge aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Comverge, including plaintiff and the members of the Class.

77. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

78. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

79. Comverge colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

80. Comverge participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing its own interests. Comverge obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Comverge will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

81. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against the HIG Entities

82. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

83. The HIG Entities aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Comverge, including plaintiff and the members of the Class.

84. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

85. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

86. The HIG Entities colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

87. The HIG Entities participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. The HIG Entities obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. The HIG Entities will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

88. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the Merger Agreement;

D. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Comverge and obtain a transaction which is in the best interests of Comverge’s shareholders;

F. Imposition of a constructive trust in favor of plaintiff and members of the Class upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: April 3, 2012	HOLZER HOLZER & FISTEL LLC MICHAEL I. FISTEL JR.

MICHAEL I. FISTEL JR. Georgia Bar No.: 262062 WILLIAM W. STONE Georgia Bar No.: 273907 MARSHALL P. DEES Georgia Bar No.: 105776 200 Ashford Center North, Suite 300 Atlanta, Georgia 30338

Telephone: (770) 392-0090
Facsimile: (770) 392-0029

ROBBINS UMEDA LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
ARSHAN AMIRI
EDWARD B. GERARD
JUSTIN D. RIEGER
600 B Street, Suite 1900
San Diego, California 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Attorneys for Plaintiff

12A-02929-2

VERIFICATION

I, Joe Cunningham, under penalty of perjury, state as follows:

I am the Plaintiff in the above-captioned action. I have read the foregoing Complaint and authorized its filing. Based upon the investigation of my counsel, the allegations in the Complaint are true to the best of my knowledge, information and belief.

DATED:	4/2/12
Joe Cunningham